Filed Pursuant to Rule 433
Dated September 11, 2007
Registration Statement: No. 333-36410

The Charles Schwab Corporation

$250,000,000

MEDIUM-TERM NOTES, SERIES A

6.375% SENIOR NOTES DUE 2017

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”)

Title of Securities:	6.375% Senior Notes due 2017

Aggregate Principal Amount:	$250,000,000

Trade Date:	September 11, 2007

Settlement Date:	September 14, 2007

Stated Maturity Date:	September 1, 2017

Interest Rate:	6.375%

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2008

Benchmark US Treasury:	10-year UST (4.75% due August 15, 2017)

Benchmark US Treasury Price / Yield:	$103-2+ / 4.364%

Reoffer Spread to Benchmark:	10-year UST+ 205 bps

Reoffer Yield	6.414%

Price to Public:	99.719%

Gross Proceeds to CSC:	$249,297,500

Agent Commission per Note paid by CSC:	0.65%

Aggregate Agent Commission paid by CSC:	$1,625,000

Net Proceeds to CSC (after expenses and agent discounts or commissions):	$247,252,500

CUSIP:	80851QDA9

Agents:	UBS Securities LLC (55%) and J.P. Morgan Securities Inc. (45%)

The issuer has filed a registration statement, including a prospectus, a prospectus supplement and a pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request it by calling UBS Securities LLC, toll-free at 888-722-9555 ext. 1088 or J.P. Morgan Securities Inc. collect at 212-834-4533.